May 17, 2010

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291

Dear Mr. Schwall:

In response to your letter of comments dated January 29, 2010, please be advised as follows:

General

1.
You are responsible for the content of your filings with the Commission. Please ensure that your disclosure is current and accurate when filed. The following are only examples ofdisc1osure which appears inconsistent, incomplete, or stale at the time it was provided:

a.
Given the amount of your losses prior to the date the Form 10-K was filed, the statement that proceeds from your October 2007 public offering “will be applied” to the items specified in your prospectus (page 25) appears outdated;

b.	Total liabilities as of March 31, 2009, of $430,711 (page 25);
c.	The disclosure under “Securities authorized for issuance” at page 21 compared with the related disclosure at pages 53 and 54;
d.	Statements at pages 49 and 52 regarding whether you have a separate audit committee (you will need also to identify all members of the committee);
e.	It is not clear whether the last two signatories in fact signed the Form 10-K at page 58 (you should use “/s/” or some other convention to make this clear);
f.	The use of “our” and “us” rather than “my” and “me” in paragraphs 4(a) and 4(b) of the certification filed as exhibit 31.1;
g.	Apparent intended statement that a release was executed by Geo Can (twice at page 2 of the Form 8-K filed August 17, 2009); and
h.
Statement in the August 17 Form 8-K that “Of the 37,653,549 shares issued by us, sixty seven (sic) were used (sic) pursuant to Reg. S ... in that each of the purchasers was a non-US person [and the] remaining 6,027,630 shares....”

We thank you for the above comments, but given the magnitude of the changes arising from the August 7, 2009 share exchange agreement, we are not anticipating filing any corrections to the prior Form 10-K.  Most of your observations we agree with and we will endeavor in the future to clearly provide the information.  We are endeavoring to correct and complete the filings necessary to show the Company’s current operations and structure in a clear and distinct manner.  Any further corrections deemed necessary after the review of the restated and revised financial disclosures concerning the restructuring of the Company will then be addressed.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 000-53291
May 17, 2010
Page 2

General (continued)

2.         We note that your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine. It would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

The Company has posted cautionary language on its website at the following URL: http://www.lakevictoriaminingcompany.com/privacy-policy.php under the heading “Disclaimers”.

Form 10-K for the Fiscal Year Ended March 31, 2009
Financial Statements
General

3.
Please advise us of the revisions to your accounting-and disclosures that you believe would be necessary to be consistent with the revisions required to resolve the comments written on your current and interim reports in this letter.

These revisions are presented in the accompanying corrected filings for the subsequent periods and are addressed in the revised disclosures about the restatements of the financials.

Directors and Executive Officers, Promoters and Control Persons
Background of Officers and Directors, page 50

4.
Please revise to include all of the information required by Item 401(e) of Regulation S-K. For example, specify for the past five years for each individual his or her principal position(s) with each employer, providing the month and year when each such position began and ended.

This will be addressed for all subsequent finings to provide the full five year summary of each principal officers’ involvement.

Executive Officer Compensation Table, page 53

5.
Change the caption for the table to “Summary Compensation Table,” and provide appropriate entries and disclosure regarding Mr. Newell’s compensation in 2009, given the related disclosure which appears elsewhere, including at page 54. See Item 402(c)(1) and Instruction 3 to Item 402(c) of Regulation-S-K.

This will be included in all subsequent filings and certain disclosures concerning this item have been made as part of the subsequent revisions.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 00053291
May 17, 2010
Page 3

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Controls and Procedures, page 24

6.
On pages 47 through 49 of your Form 10-K for the fiscal year ended March 31, 2009, you state that, as of the fiscal year end, your disclosure controls and procedures were found to be ineffective and your internal control over financial reporting was found 10 be ineffective due to material weaknesses. However, on page 24 of your Form 10-Q for the fiscal quarter ended June 30, 2009, you state that disclosure controls and procedures were found 10 be effective as of the end of the quarter. Also, you state that there were no material changes to internal control over financial reporting during the quarter. There is no mention of the material weaknesses discussed in the Form 10-K. Please explain.

There have been no further changes concerning the disclosures from the annual audited financial information.  The Company has substantially revised its disclosures in subsequent filings and the operations of the restructured Company.

Form 10-Q for the Fiscal Quarter - Ended September 30, 2009
Financial Statements
Balance Sheets, page F-1

7.
The balance sheet as of March 31, 2009 appears to correspond 10 the accounting target rather than the accounting acquirer in your reverse merger. Given that you identified Kilimanjaro Mining Company as the accounting acquirer, all of your historical financial reporting should correspond to that entity. Please revise your financial statements accordingly.

These disclosures have been substantially changed.  Please refer to the restatement note in the financial statements for the explanation of the changes.

Statements of Operations and Comprehensive Income, page F-2

8.
We note that you report $4.4 million and $1.6 million of unrealized holding losses in other comprehensive income for the three months and six months ended September 30, 2009, respectively. We also see that you report $4.4 million of accumulated other comprehensive income in the Kilimanjaro Mining Company financial statements as of June 30, 2009 in the October 22, 2009 Form 8-K.

Tell us whether the unrealized holding losses shown in your interim financial statements were intended to represent the reversal from accumulated other comprehensive income of the unrealized holding gains on the Kilimanjaro Mining Company Inc. investment in Lake Victoria Mining Company prior to the reverse merger. If so, please specify the number of common shares reflected in the accounting for this investment by Kilimanjaro Mining Company and explain how you recorded the offsetting credit in your reversal entry.

Given that Kilimanjaro Mining Company appeared to have owned 9.35 million, or 33% of Lake Victoria’s 28.5 million outstanding common shares prior to your August 7, 2009 reverse acquisition, please explain why this investment had not been accounted for under the equity method, and submit the analysis that you performed in making this determination under paragraph 17 of APB 18.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 00053291
May 17, 2010
Page 4

If you are able to show that your prior accounting for the investment was properly governed by SFAS 115, you would also need to clarify how you determined there was no gain to report in conjunction with your August 7, 2009 reverse acquisition to comply with the guidance in paragraph 48 of SFAS 141(R).

Please see the restatements.  The Company has disclosed that Lake Victoria was always a subsidiary of Kilimanjaro.  This eliminates the treatment of any portion of the investment in Lake Victoria as a component of Other Comprehensive Income.

Statements of Cash Flows, page F-3

9.
The amount shown as your September 30, 2009 cash balance in the first column does not equal the corresponding cash balances in either the third column having inception-to-date activity, or your balance sheet on page F-1. Please revise as necessary to eliminate these inconsistencies.

Please see the restatements.  This cash balance has been corrected in the revised and restated financials statements.

Note 1 - Description of Business, page F-4

10.
We note your disclosure stating that you accounted for the August 7, 2009 transaction with Kilimanjaro Mining Company Inc. as a reverse merger; and it appears that some of your historical financial statements reflect that entity prior to the transaction. However, the periods covered by your interim reporting indicate this entity has changed its fiscal year end from December 31 to March 31, given the periods covered by the financial statements included in the Form 8-K that you filed on October 22, 2009. If this is the case, you will need to file a transition report pursuant to the guidance in Rule 13a-10 of Regulation 13A.

Under these circumstances, we ask that you advise us of the date the decision to change the fiscal year end was made, make appropriate disclosure in your interim report, and file the delinquent transition report without delay. In either case, you will need to amend the interim report to correct your financial reporting, although we are not presently able to advise you on the extent of revisions required as this will depend on certain details which you have not disclosed.

We suggest that you contact us by telephone to discuss your circumstances and to arrange an appropriate course for you to resolve these matters.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

11.
The reference to your Form 10-K in the fourth paragraph under this heading does not appear appropriate or relevant given that this report preceded your reverse acquisition and the corresponding change in your historical reporting. However, you should include reference to the transition report when filed, your October 22, 2009 Form 8-K or both if these include relevant disclosures.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 00053291
May 17, 2010
Page 5

Note 2 - Summary of Significant Accounting Principles, page F-5

12.
We note you disclose on page F-7 explaining that you expense as incurred the costs of acquiring mineral properties, and it appears from your reporting on page F-2 that such costs totaled $62 million during the period from December 11, 2006 (inception) to September 30, 2009.

The costs of acquiring interests in mineral properties and mineral rights (as defined in paragraph A50 of SFAS 141(R), also meeting the definition of identifiable assets in paragraph 3.k. of SFAS 141(R),generally need to be capitalized to comply with generally accepted accounting principles, even if you are in the exploration stage. However, such costs would be subject to impairment testing pursuant to the guidance in SFAS 144 and EITF 04-3.

Please revise your accounting policy, financial statements, and disclosures as necessary to comply with this guidance. Similarly, we expect you would need to revise your statements of cash flows to report any cash expenditures for amounts capitalized pursuant to this guidance as investing cash flows.

Please disclose details about your assumptions and the conclusions you have reached from your impairment testing, which you should be able to substantiate based on information available as of each historical balance sheet date.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

Note 5 - Goodwill, page F-10

13.
We note your disclosures on pages F-9 and F-10 explaining that in conjunction with the August 7,2009 reverse acquisition, you allocated $15.7 million of the purchase price to goodwill because you could not identify any other assets. We also see your disclosure under this heading indicating you recognized an impairment loss for the entire amount since you do not have proven or probable reserves and are unable to determine net future cash flows to support the goodwill amount.

The guidance in the preceding comment will also apply to your purchase price allocation. If the accounting target held interests in mineral properties or mineral rights at the date of acquisition, you will need to determine an appropriate valuation of those assets to comply with SFAS 141(R). For example, we see that you included a table of licenses owned on page 4 of the Form 10-K that you filed on July 14, 2009, although there is no mention of these in your purchase price allocation on page F-9.

Please revisit your accounting and revise as necessary to identify all tangible and other intangible assets. Any residual value would be allocated to goodwill and subjected to impairment testing following the guidance in SFAS 142.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 00053291
May 17, 2010
Page 6

Management’s Discussion and Analysis, page 18
Results of Operations Plan of Operation, page 18

14.
We note you disclose that Geo Can Resources executed a release of all existing option payments, cash, shares and property agreements entered into between Geo Can and either Kilimanjaro or Lake Victoria. Please expand your disclosure to describe the consideration that Geo Can received in exchange for this release, or if there was none, describe the underlying logic so the reasons are clear.

The Company has revised its disclosures concerning Geo Can Resources in both the financial statements, the notes to the financials statements and in management’s discussion and analysis.

Controls and Procedures, page 23

15.
You state that disclosure controls and procedures were found to be ineffective as of the end of the fiscal quarter ended September 30, 2009 because you failed to file a Form 8-K in a timely manner during the quarter. However, there is no mention of the material weaknesses discussed in the Form 10-K for the fiscal year ended March 31, 2009, and you state that no material changes were made during the quarter to internal control over financial reporting. Please explain.

Guidance from the Commission indicates that disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in its rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and financial officer, to allow timely decisions regarding required disclosures. Based on this definition, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of September 30, 2009.  Management concluded that the information required to be disclosed in the Form 10-Q was not recorded, processed, summarized, and reported within the time period specified and that such information was not properly accumulated and communicated to management, including the Company’s sole executive officer, that would allow timely decisions regarding required disclosures.

No remediation of material weaknesses in internal controls over financial reporting have yet been accomplished due to the unavailability of sufficient resources and limited operations. As such, there has been no change in internal controls over financial reporting for the period then ended.

Form 8-K Filed July 14, 2009

16.
We note that this filing reports that the registrant entered into a Share Exchange Agreement with Kilimanjaro Mining Company Inc. on July 8, 2009. The Agreement does not appear to have been filed as an exhibit. Please explain why you have not filed this Agreement as an exhibit.

This agreement was originally filed with the September 30, 2009 Form 10-Q.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 00053291
May 17, 2010
Page 7

Form 8-K/A1 Filed October 22, 2009
General

17.
Please revise the accounting and disclosures in the financial statements attached to this current report as necessary to comply with all applicable comments written on your Form 10-Q. Please also ensure that the accounting and disclosures in the financial statements filed in your transition report are similarly confirmed.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

Financial Statements
Statements of Cash Flows, page F-3

18.
We expect that you will need to revisit your $1.8 million and $3.2 million reconciling adjustments for changes in short term and long term liabilities related to your acquisition of mining licenses if these costs need to be capitalized to comply with the guidance provided in the preceding comments. However, we would also like to understand your rationale in recognizing the liabilities. Tell us the status of the 28 PMLs mentioned on page F-9, describe the extent of your involvement, and clarify whether you received legal tile to these licenses on May 5, 2009 or subsequently. Please submit and file the agreement governing your acquisition of these licenses to comply with Item 601(b)(10) of Regulation S-K.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

Note 9 - Capital Stock, page F-10

19.
We note your disclosure identifying several issuances of common shares in June 2009 for which you received consulting services. Tell us your reason for using different per share prices to value these transactions given that they all occurred in the same month. Please also describe the nature of services that you received and the dates or periods over which those services were rendered.

The Company has made substantial revisions to these disclosures.  Please see the restated financial statements and the notes thereto.

Unaudited Pro Forma Financial Statements, page F-25

20.
We note that you include a $30.9 million long term investment amount in the· historical columns for Lake Victoria Mining Company on pages F-25 and F-27 which does not agree with the financial statements previously filed on Form 10-K and Form 10-Q. Please revise your presentation to ensure that amounts in the first and second columns agree with the historical financial statements of Lake Victoria Mining Company and Kilimanjaro Mining Company, respectively.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	Lake Victoria Mining Company, Inc.
File No. 00053291
May 17, 2010
Page 8

On a related point, your disclosures on pages F-30 and F-31 indicate that the $30.9 million represents your valuation of the 37.7 million common shares issued by Lake Victoria to the Kilimanjaro shareholders in completing your August 7, 2009 reverse acquisition, and that this amount is being utilized in your pro forma purchase price allocation. This approach to valuation does not appear consistent with the accounting required for a reverse acquisition, and it differs from the approach described on page F-9 of your interim financial statements, covering the quarter ended September 30, 2009, reflecting the transaction.

Please revise your pro forma presentation to be consistent with the accounting required for a reverse acquisition. The pro forma balance sheet as of June 30, 2009 is required to comply with Rule 11-02(c) of Regulation S-X. Please remove the pro forma balance sheet as of the earlier date and insert an introductory paragraph in advance of the pro forma information to include the information specified by Rule 11-02(b)(2) of Regulation S-X

The proforma presentations are no longer necessary.  All activity is being reported based upon the consolidation method of accounting for subsidiaries, so that all of Lake Victoria separate financial information is already part of the consolidated Kilimanjaro financial information.  The original proformas were prepared under the wrong accounting assumptions.

21.	Please ensure that your pro forma information is further revised as necessary to conform with the revisions to your historical financial statements.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing.
*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

LAKE VICTORIA MINING COMPANY

ROGER A. NEWELL
Roger A. Newell
President

_________________________________________________________________________________________________________________________________________________
Address: 1781 Larkspur Drive, Golden, Colorado, 80401                                                                                                Tel: 1-303-526-5100
www.lvcamining.com